Exhibit 99.2 Second Quarter 2023 Earnings Call July 26, 2023

Forward-Looking Statements Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward- looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the Russian war on Ukraine; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Second Quarter 2023 – Earnings Call 2

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. VAR, Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future. Second Quarter 2023 – Earnings Call 3

Jean-Marc Germain Chief Executive Officer

Q2 2023 Highlights

- **Safety**: YTD recordable case rate[(1)] of 1.9
- **Shipments**: 398kt (-6% YoY)
- **Revenue**: €2.0 billion (-14% YoY)
- **Value-Added Revenue**: €785 million (+11% YoY)
- **Net income**: €32 million
- **Record Adjusted EBITDA**: €209 million (+ 5% YoY)
  - Record Adjusted EBITDA in A&T
- **Cash from Operations**: €133 million
- **Free Cash Flow**: €68 million
- **Leverage**: 2.7x at June 30, 2023
- Announced sale of our soft alloy extrusion business in Germany for cash consideration of €48.8 million

Adjusted EBITDA Bridge



€ in millions
198
(16)
33
(7)
1
209
+5%
Q2 2022
P&ARP
A&T
AS&I
H&C
Q2 2023

Net Debt / LTM Adjusted EBITDA



3.0x
Down 0.3x
2.7x
Q2 2022
Q2 2023

[(1)] Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked.

Very strong Q2 results despite significant inflationary headwinds

Constellium
Second Quarter 2023 – Earnings Call 5

Jack Guo Chief Financial Officer

Value-Added Revenue Bridge Q2 2023 vs. Q2 2022 € millions +11% Second Quarter 2023 – Earnings Call 7

Packaging & Automotive Rolled Products Q2 2023 Performance Q2 Q2 Ø Adjusted EBITDA of €79 million 2023 2022 %r Ø Higher automotive shipments; lower Shipments (kt) 272 292 (7) % packaging and specialty shipments Revenue (€m) 1,049 1,348 (22)% Ø Improved price and mix Ø Higher operating costs mainly due to Adj. EBITDA (€m) 79 95 (17) % inflation, operating challenges at Muscle Shoals and unfavorable metal costs Adj. EBITDA (€ / t) 291 327 (11)% Q2 Adjusted EBITDA Bridge Second Quarter 2023 – Earnings Call 8

Aerospace & Transportation Q2 2023 Performance Q2 Q2 Ø Adjusted EBITDA of €96 million 2023 2022 %r Ø Higher aerospace shipments; lower TID Shipments (kt) 60 60 — % shipments Revenue (€m) 464 461 1% Ø Improved price and mix Ø Higher operating costs mainly due to Adj. EBITDA (€m) 96 63 53% inflation and increased activity levels Adj. EBITDA (€ / t) 1,613 1,056 53 % Q2 Adjusted EBITDA Bridge Second Quarter 2023 – Earnings Call 9

Automotive Structures & Industry Q2 2023 Performance Q2 Q2 Ø Adjusted EBITDA of €39 million 2023 2022 %r Ø Higher automotive shipments; lower Shipments (kt) 66 72 (8)% industry shipments Revenue (€m) 443 501 (12) % Ø Improved price and mix Ø Higher operating costs mainly due to Adj. EBITDA (€m) 39 46 (15)% inflation Adj. EBITDA (€ / t) 597 641 (7) % Q2 Adjusted EBITDA Bridge Second Quarter 2023 – Earnings Call 10

Managing the Current Inflationary Environment Cost Pressures and Mitigants Addressing Inflationary Pressures YTD Adjusted EBITDA Bridge ▪ Broad based and significant inflationary (2023 vs. 2022) pressures expected to continue throughout € millions 2023 – Metal supply remains tight – Higher costs for alloying elements – Labor and other non-metal costs higher, particularly European energy ▪ A number of tools working to offset inflation: – Solid cost control by businesses, including Vision '25 initiatives – Inflationary protections (i.e. PPI inflators) – Contracts with better pricing and better protections Inflation is significant but manageable; largely offset by improved pricing and our relentless focus on cost control NOTE: Volume and Price & Mix do not match the sum of the BU bridges due to the BU mix impact. Second Quarter 2023 – Earnings Call 11

Free Cash Flow

H1 2023 Free Cash Flow Highlights

- Free Cash Flow of €34 million
  - Strong Adjusted EBITDA
  - Higher capital expenditures
  - Increase in working capital
  - Higher cash interest
  - Lower cash taxes

€ in millions	H1 2023	H1 2022
Net cash flows from operating activities	167	169
Purchases of property, plant and equipment, net of grants received	(133)	(83)
Free Cash Flow	**34**	**86**

Track Record of Free Cash Flow Generation



150
100
50
-
€ in millions
H1 2019
H2 2019
H1 2020
H2 2020
H1 2021
H2 2021
H1 2022
H2 2022
H1 2023

Current 2023 Expectations

- Free Cash Flow: >€150 million
  - Capex: €340-350 million
  - Cash interest: ~€120 million
  - Cash taxes: ~€30 million
  - TWC: modest use of cash

Constellium
Second Quarter 2023 – Earnings Call 12

Net Debt and Liquidity Net Debt and Leverage Debt / Liquidity Highlights € in millions Ø Leverage at 2.7x, a multi-year low Ø Balance sheet approaching target leverage of 2.5x; long-term target leverage range of 1.5x to 2.5x Ø Completed redemption of $50 million of 2026 bonds in July 2023 Ø No near-term bond maturities Ø Strong liquidity position Leverage: Net Debt / LTM Adjusted EBITDA (1) Maturity Profile Liquidity € in millions € in millions Strong balance sheet and improved financial flexibility give us confidence to manage varying business conditions (1) See Borrowings Table in the Appendix for more details. Second Quarter 2023 – Earnings Call 13

Jean-Marc Germain Chief Executive Officer

End Market Updates A Diversified Platform Market Commentary • Inventory adjustments continue in North America and Europe LTM Revenue by End Market • Still seeing signs of demand weakness in both regions given current inflationary environment, lack of promotional activity and Packaging following the multi-year period of rapid growth during COVID • Long-term trends remain in place with low to mid single digit growth expected in both North America and Europe • Production of light vehicles remains well below pre-COVID levels; shipments have improved though uncertainty remains in order books Automotive • Dealer inventories remain low; consumer demand for luxury cars, light trucks, and SUVs remains strong • Lightweighting megatrend driving increased demand for rolled and extruded products; electrification trend gaining momentum • Major OEMs have announced narrow body build rate increases; recovery continued in 2Q 2023 with shipments up 30% YoY, though still below pre-COVID levels • Long-term trends expected to remain intact, including increased Aerospace passenger traffic and higher build rates for narrow and wide body aircraft • Demand strong in business/regional jet, defense and space Transportation, Industry and Defense (Rolled): • Demand remains strong in markets like defense and North America transportation Other • Continued weakness in other markets; demand in North America more stable than Europe Specialties Industry (Extrusions): • Europe: Demand still strong in sectors like solar; demand weak in other markets Second Quarter 2023 – Earnings Call 15

Key Messages and Guidance Strong performance in 2Q 2023 – Record Adjusted EBITDA despite a number of challenges Targets including significant inflationary pressures – Aerospace and automotive shipments continued to rebound 2023 Adjusted EBITDA: – Solid operational performance and strong cost control €700 to €720 million – Leverage of 2.7x at quarter-end, a multi-year low 2023 Free Cash Flow: Exciting future ahead with opportunities to grow our business and enhance profitability and returns >€150 million – Diversified portfolio serving resilient end markets Long-Term Adjusted – Durable, sustainability-driven secular growth trends driving EBITDA: increased demand for our products >€800 million by 2025 – Infinitely recyclable aluminium is part of the circular economy – Substantial value creation opportunities remain longer term; Long-Term Leverage: planting the seeds today for future growth and profitability 1.5x - 2.5x – Execution focused with proven ability to flex costs – Balance sheet rapidly approaching target leverage with improved financial flexibility Focused on executing our strategy, delivering our long-term EBITDA guidance, achieving our ESG objectives and increasing shareholder value Second Quarter 2023 – Earnings Call 16

Appendix Second Quarter 2023 – Earnings Call 17

VAR Reconciliation Three months ended June 30, Six months ended June 30, 2023 2022 2023 2022 (in millions of Euros) Revenue 1,950 2,275 3,906 4,254 Hedged cost of alloyed metal (1,188) (1,550) (2,398) (2,777) Revenue from incidental activities (7) (5) (14) (11) Metal price lag 30 (16) 45 (110) VAR 785 704 1,539 1,356 Adjusted EBITDA 209 198 374 365 VAR Margin 2 6.6% 2 8.1% 24.3% 2 6.9% Second Quarter 2023 – Earnings Call 18

Reconciliation of Net Income to Adjusted EBITDA Three months ended June 30, Six months ended June 30, (in millions of Euros) 2023 2022 2023 2022 Net income / (loss) 32 (32) 54 147 Income tax expense / (benefit) 12 (4) 17 35 Income / (loss) before tax 44 (36) 71 182 Finance costs - net 35 32 70 62 Income / (loss) from operations 79 (4) 141 244 Depreciation and amortization 72 70 144 136 Unrealized losses on derivatives 20 141 28 84 Unrealized exchange losses from the remeasurement 1 2 — 1 of monetary assets and liabilities - net Share based compensation costs 7 5 10 9 Metal price lag 30 (16) 45 (110) Losses on disposal — — 6 1 Adjusted EBITDA 209 198 374 365 Second Quarter 2023 – Earnings Call 19

Free Cash Flow Reconciliation Three months ended June 30, Six months ended June 30, 2023 2022 2023 2022 (in millions of Euros) Net cash flows from operating activities 133 111 167 169 Purchases of property, plant and equipment, (65) (51) (133) (83) net of grants received Free Cash Flow 68 60 34 86 H2 2022 H1 2022 H2 2021 H1 2021 (in millions of Euros) Net cash flows from operating activities 282 169 209 148 Purchases of property, plant and equipment, (186) (83) (155) (67) net of grants received Free Cash Flow 96 86 54 81 H2 2020 H1 2020 H2 2019 H1 2019 (in millions of Euros) Net cash flows from operating activities 182 152 187 260 Purchases of property, plant and equipment, net of (79) (98) (141) (130) grants received Free Cash Flow 103 54 46 130 Second Quarter 2023 – Earnings Call 20

Net Debt Reconciliation June 30, March 31, December 31, September 30, June 30, 2023 2023 2022 2022 2022 (in millions of Euros) Borrowings 2,028 2,099 2,056 2,169 2,158 Fair value of net debt derivatives, net of margin — 1 1 (1) (5) calls Cash and cash equivalents (178) (193) (166) (171) (156) Net Debt 1,850 1,907 1,891 1,997 1,997 LTM Adjusted EBITDA 682 672 673 672 655 Leverage 2.7x 2.8x 2.8x 3.0x 3.0x Second Quarter 2023 – Earnings Call 21

Reconciliation of Net Income to Adjusted EBITDA Twelve months ended June 30, March 31, December 31, September 30, June 30, (in millions of Euros) 2023 2023 2022 2022 2022 Net income 215 151 308 285 253 Income tax (benefit) / expense (123) (139) (105) (100) 57 Income before tax 92 12 203 185 310 Finance costs - net 139 136 131 139 137 Income from operations 231 148 334 324 447 Depreciation and amortization 295 293 287 281 275 Restructuring costs 1 1 1 — — Unrealized (gains) / losses on derivatives (10) 111 46 97 93 Unrealized exchange losses / (gains) from the — 1 1 2 1 remeasurement of monetary assets and liabilities - net (Gains) / losses on pension plan amendments (47) (47) (47) 30 30 Share based compensation costs 19 17 18 17 17 Metal price lag 184 139 29 (83) (212) Losses on disposals 9 9 4 4 4 Adjusted EBITDA 682 672 673 672 655 Second Quarter 2023 – Earnings Call 22

Borrowings Table At June 30, At December 31, 2023 2022 Nominal Nominal Value in Nominal Value in (Arrangement Accrued Carrying Carrying (in millions of Euros) Currency Rate Euros fees) Interests Value Value Secured Pan-U.S. ABL $ 97 Floating 89 — 1 90 81 (due 2026) Senior Unsecured Notes Issued November 2017 and due 2026 $ 300 5.875% 276 (2) 6 280 285 Issued November 2017 and due 2026 € 400 4.250% 400 (3) 7 404 403 Issued June 2020 and due 2028 $ 325 5.625% 299 (4) 1 296 301 Issued February 2021 and due 2029 $ 500 3.750% 460 (5) 4 459 467 Issued June 2021 and due 2029 € 300 3.125% 300 (4) 4 300 300 Lease liabilities 157 — — 157 168 Other loans 42 — — 42 51 Total Borrowings 2,023 (18) 23 2,028 2,056 Of which non-current 1,831 1,908 Of which current 197 148 Second Quarter 2023 – Earnings Call 23